12012710

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR - 2 2012

SEC FILE NUMBER
8- 41804

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Breckenridge Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

945 E Paces Ferry Road, Suite 1250
(No. and Street)

Atlanta (City) GA (State) 30326 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Larry C. Williams 404-965-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith & Howard, PC
(Name – *if individual, state last, first, middle name*)

171 17th St NW, Suite 900 (Address) Atlanta (City) GA (State) 30363 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry C. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Breckenridge Securities Corp, as of February 21st, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

WANDA L. MORRISON NOTARY EXPIRES GEORGIA MARCH 25, 2014 PUBLIC FAYETTE COUNTY

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Report on Internal Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SMITH & HOWARD

Certified Public Accountants and Advisers

Board of Directors
Breckenridge Securities Corp.

In planning and performing our audit of the financial statements of Breckenridge Securities Corp. (the "Company") as of and for the year ended December 31, 2011, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) of the Securities and Exchange Commission (the Commission) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Suite 900, 171 17th Street, N.W., Atlanta, GA 30363
Tel 404.874.6244 Fax 404.874.1658 www.smith-howard.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Smith + Howard

February 21, 2012

BRECKENRIDGE SECURITIES CORP.

FINANCIAL STATEMENTS
and
SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2011

with
INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

SMITH & HOWARD

Certified Public Accountants and Advisers

INDEPENDENT AUDITORS' REPORT

Board of Directors
Breckenridge Securities Corp.

We have audited the accompanying balance sheet of Breckenridge Securities Corp. (the Company) as of December 31, 2011, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Breckenridge Securities Corp. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Smith & Howard

February 21, 2012

Suite 900, 171 17th Street, N.W., Atlanta, GA 30363
Tel 404.874.6244 Fax 404.874.1658 www.smith-howard.com

BRECKENRIDGE SECURITIES CORP.
BALANCE SHEET
DECEMBER 31, 2011

ASSETS

Current Assets		
Cash and cash equivalents	$	14,589
Accounts receivable		7,398
Prepaid expenses		7,865
		29,852
Investment		5,000
	$	34,852

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable	$	1,475
Deferred fee income		3,333
		4,808
Stockholders' Equity		
Common stock, $1 par value; 2,500 shares authorized 2,000 issued and outstanding		2,000
Additional paid-in capital		20,800
Retained earnings		7,244
		30,044
	$	34,852

The accompanying notes are an integral part of these financial statements.

BRECKENRIDGE SECURITIES CORP.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2011

Income		
Fees	$	56,446
Interest income		42
		56,488
Administrative Expenses		56,655
Net Loss	$	(167)

The accompanying notes are an integral part of these financial statements.

BRECKENRIDGE SECURITIES CORP.
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at Beginning of Year	$ 2,000	$ 20,800	$ 7,411	$ 30,211
Net Loss	-	-	(167)	(167)
Balance at End of Year	$ 2,000	$ 20,800	$ 7,244	$ 30,044

The accompanying notes are an integral part of these financial statements.

BRECKENRIDGE SECURITIES CORP.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

Cash Flows From Operating Activities	
Cash received from customers	$ 47,381
Cash paid to suppliers and employees	(55,559)
Interest received	42
Net Cash Required by Operating Activities	(8,136)
Decrease in Cash and Cash Equivalents	(8,136)
Cash and Cash Equivalents, Beginning of Year	22,725
Cash and Cash Equivalents, End of Year	$ 14,589

Reconciliation of Net Loss to Net Cash Required by Operating Activities	
Net Loss	$ (167)
Adjustments to Reconcile Net Loss to Net Cash Required by Operating Activities	
Investment received in lieu of fee income	(5,000)
Increase in accounts receivable	(7,398)
Increase in prepaid expenses	(379)
Increase in accounts payable	1,475
Increase in deferred fee income	3,333
Total adjustments	(7,969)
Net Cash Required by Operating Activities	$ (8,136)

Schedule of Non-cash Operating and Investing Transactions:

The Company received shares of stock from a customer in lieu of fee income valued at $5,000 during the year ended December 31, 2011.

The accompanying notes are an integral part of these financial statements.

BRECKENRIDGE SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business – Breckenridge Securities Corp. (the "Company") participates in the private placement of debt and equity securities as an agent, not as a principal, for or on behalf of the issuers of such securities. All private placement activity is on a "best efforts" basis. Private placement transactions on behalf of issuers involve capital formation activity on behalf of such issuers, merger and acquisition advice related to such issuers, and other transactions which involve the private placement of securities. The Company does not engage in any securities trading activities, market making, or firm commitment underwriting, nor does it carry or maintain customer accounts, engage in securities clearing activities, or maintain or hold cash or securities of customers or offerees in connection with private placement transactions.

Basis of Accounting – The Company follows accounting standards set by the Financial Accounting Standards Board ("FASB"). The FASB sets accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of one year or less to be cash equivalents.

Investment – The investment represents shares of stock received from a customer in lieu of fee income during the year ended December 31, 2011. The carrying value of the investment approximates fair value. As a result of the valuation of the investment requiring inputs that are both significant to the fair value measurement and unobservable, the investment is considered a Level 3 investment under the fair value hierarchy established by GAAP. No gain or loss was recognized related to the investment during the year ended December 31, 2011.

Deferred Fee Income – Deferred fee income represents revenue that has been received in advance of being earned by the Company.

Use of Estimates – The preparation of financial statements in conformity GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events – Management has evaluated subsequent events through the date of this report which is the date the financial statements were available to be issued.

NOTE 2 – RELATED PARTY ARRANGEMENTS

The Company has made arrangements with a related party, The Breckenridge Group, Inc. (The "Group"), to provide office space for the operations of the Company and to provide the Company with office support services, such as clerical, administrative, and bookkeeping/record keeping services.

The Company has entered into an agreement to perform certain investment banking and financial advisory services for The Group. Under the agreement, as amended, the Company receives an annual retainer not to exceed $40,000. The agreement can be terminated by either party with a 30-day notice.

During 2011, $39,996 in fee revenue was earned from The Group and $11,616 in office support services was paid to The Group.

NOTE 3 – INCOME TAXES

The Company has elected to be treated as an S-Corporation. Under S-Corporation provisions of the Internal Revenue Code, the Company does not pay income taxes on its taxable income. Instead, the stockholders include their prorata share of the Company's income and expenses on their individual income tax returns.

The Company annually evaluates all federal and state income tax positions. This process includes an analysis of whether these income tax positions the Company takes meet the definition of an uncertain tax position under the Income Taxes Topic of the Financial Accounting Standards Codification.

During the normal course of business, the Company is subject to examination by the federal and state taxing authorities. In general, the Company is no longer subject to tax examinations for tax years ending before December 31, 2008.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in the first year) and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $9,764 which was $4,764 in excess of its required net capital of $5,000.

SUPPLEMENTARY INFORMATION

SMITH & HOWARD

Certified Public Accountants and Advisers

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

Board of Directors
Breckenridge Securities Corp.

Our audit was made for the purpose of forming an opinion on the basic financial statements of Breckenridge Securities Corp. taken as a whole. The supplementary information presented hereinafter is presented for purposes of additional analysis and to meet specific requirements of the U. S. Securities and Exchange Commission pursuant to Section 17 of the Securities Act of 1934 and Rule 17a-5 thereunder, and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying supplementary information (schedules) have been prepared solely for filing with regulatory agencies and are not intended for any other purpose. This supplementary information (schedules) has been prepared in conformity with the accounting practices by the U. S. Securities and Exchange Commission pursuant to Section 17 of the Securities Act of 1934 and Rule 17a-5 thereunder, and is not intended to be presented in conformity with generally accepted accounting principles.

Smith + Howard

February 21, 2012

Suite 900, 171 17th Street, N.W., Atlanta, GA 30363
Tel 404.874.6244 Fax 404.874.1658 www.smith-howard.com

BRECKENRIDGE SECURITIES CORP.
SCHEDULE OF COMPUTATION OF NET CAPITAL AND RECONCILIATION OF UNAUDITED COMPUTATION OF NET CAPITAL TO AUDITED COMPUTATION OF NET CAPITAL
DECEMBER 31, 2011

	UNAUDITED	NET CHANGE INCREASE (DECREASE)	AUDITED
Total ownership equity from balance sheet at December 31, 2011	$ 30,044	$ -	$ 30,044
Add: liabilities subordinated to claims of general creditors	-	-	-
Deduct: other allowable credits: excess fidelity bond deduction	-	-	-
Total capital and allowable subordinated liabilities and credits at December 31, 2011	30,044	-	30,044
Deduct: total non-allowable assets from balance sheet at December 31, 2011	(20,263)	-	(20,263)
Net capital before haircuts on security positions at December 31, 2011	9,781	-	9,781
Haircuts on securities at December 31, 2011	(17)	-	(17)
Net capital at December 31, 2011	$ 9,764	$ -	$ 9,764

There are no material differences between the above computation and the corresponding computation contained in the unaudited FOCUS Report as of December 31, 2011.

BRECKENRIDGE SECURITIES CORP.
SCHEDULE OF CHANGES IN LIABILITIES
SUBORDINATED TO GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2011

During the year ended December 31, 2011, there were no liabilities subordinated to general creditors.

SMITH & HOWARD
Certified Public Accountants and Advisers

171 17TH STREET, NW
SUITE 900
ATLANTA, GEORGIA 30363
404.874.6244
404.874.1658 (*fax*)
WWW.SMITH-HOWARD.COM